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                           February 19, 2021

       David Johnson
       Chief Executive Officer
       Enveric Biosciences, Inc.
       4851 Tamiami Trail N
       Suite 200
       Naples, FL 34103

                                                        Re: Enveric
Biosciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 16,
2021
                                                            File No. 333-253196

       Dear Mr. Johnson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Effie
Simpson at (202) 551-3346 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Rick Werner